Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Confirms First Quarter 2003 Results, Announced

Through a Press Release Dated May 9, 2003

FOR IMMEDIATE RELEASE: ; Monday , May 12 , 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced that its Board of Directors has approved the interim financial statements for the three month period ended March 31, 2003.  The results reported in such financial statements are the same as those anticipated through a press release dated  May 9, 2003.

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TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

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Footnotes

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